20009189

SEC

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATERMARK ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

531 SOUTH MAIN STREET, SUITE ML-9
(No. and Street)

GREENVILLE	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP (239) 810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 PACES FERRY RD SE, STE 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, JILL RECKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATERMARK ADVISORS, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARRYL WHITE NOTARY PUBLIC EXP. Jan. 27, 2024 DEKALB COUNTY, GA

Signature

FINOP/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULE
as of December 31, 2019
With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

February 25, 2020
Atlanta, Georgia

Rubio CPA, PC

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	44,162
Property and equipment, at cost, less accumulated depreciation of $75,130		10,047
Right of Use Asset		199,332
Prepaid expenses and other		8,145
Total assets	$	261,686

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	22,284
Deferred revenue		12,500
Lease liability		200,252
Total liabilities		235,036
Members' equity		26,650
Total liabilities and members' equity	$	261,686

See accompanying notes.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is majority owned by Watermark Holdings, Inc. ("Parent") at December 31, 2019. As a limited liability company, the members' liability is limited to their investment.

Income Taxes: The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Property and Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results or operation.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services as well as valuation services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under aa specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes revenue from valuation services upon rendering certain reports specified within contracts between the Company and its customer. The Company did not recognize any retainer revenue in the current year from engagements not yet completed at the end of the year.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $8,458, which was $3,458 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 2.74 to 1.0.

NOTE 3 - LEASES

The Company occupies office facilities leased under an operating lease expiring in 2024. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 7% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight line basis over the lease term.

Future minimum rental payments under the office premises lease are the following:

2020	$ 49,484
2021	50,234
2022	51,752
2023	53,310
2024	27,050
Total	$ 231,830

Total undiscounted lease payments	$ 231,830
Less inputed interest	(31,578)
Total lease liability	$ 200,252

The Company's minimum rental payments under its office space lease includes the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance).

The total lease cost associated with this lease for the year ended December 31, 2019 was $50,700.

The Company adopted FASB ASC 842 on January 1, 2019 using the modified retrospective approach. Application of the standard did not impact beginning retained earnings of the Company.

NOTE 4 - CONCENTRATION

Approximately 95% of the Company's revenue was earned from one customer.

NOTE 5 - RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the plan for the year ended December 31, 2019.

NOTE 6 - PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units, Class B preferred membership units, and Class C Convertible Preferred Units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. 976 of the Class B units are convertible into 976 common membership units.

The Class C Convertible Preferred Units ("CCPU's"), have a preferred return in any member distributions of 12% per annum on a cumulative non-compounded basis. At the issuer's option accrued dividends may be paid in cash or deferred. The CCPU's are subordinate to the Super Preferred Units and superior to the Class A and Class B preferred membership units. Each CCPU is convertible, at any time, at the option of the holder, into a number of Common Units equal to the recognized preferred capital shares accrued less unpaid dividends with respect to such CCPU divided by an initial coversion price of $1,250 per Common Unit. The total number of Common Units into which a CCPU may be converted initially will be determined by dividing the CCPU Liquidation Preference by the then applicable conversion price.

All Class A preferred membership units have been retired.

NOTE 7 - EMPLOYMENT AGREEMENT

Effective January 26, 2015, the Company executed an employment agreement with the holder of the majority of its issued and outstanding common and preferred units that covers base and incentive compensation. The provisions of the agreement have been waived for the year ended December 31, 2019.

NOTE 8 - RELATED PARTY

At times, the Company pays operating expenses that are for the benefit of the holder of the majority of its issued and outstanding common and preferred units that are reimbursed periodically. There were no receivables from such payments at December 31, 2019.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Watermark Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Watermark Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Watermark Advisors, LLC stated that Watermark Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Watermark Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watermark Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Watermark Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Watermark Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Jill A. Reckamp
January 28, 2020